1193250100-COA-R0001-00

June 13, 2012

Subject    Consent of Qualified Person

I, Todd McCracken, P.Geo., consent to the public filing of the technical report titled “Technical Report and Resource Estimate on the River Valley PGM Project, Northern Ontario”, and dated June 13, 2012 (the “Technical Report”) by Pacific North West Capital Corp.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated May 1, 2012, of Pacific North West Capital Corp.

I certify that I have read the news release being filed by Pacific North West Capital Corp. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 13th day of June, 2012

“Original document signed and sealed by Todd McCracken, P.Geo.”
Signature of Qualified Person

Todd McCracken, P.Geo.
Print name of Qualified Person